February 6, 2012

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Molina Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 8, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed October 28, 2011
File No. 001-31719

Dear Mr. Parker:

On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in response to the supplemental comment letter to the Company dated January 12, 2012 from the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filings of the Company.

We appreciate the efforts of the Commission to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We make every effort to be transparent in our financial reporting in order to allow investors to understand our Company and the matters which affect our earnings, financial position, and results of operations.

Below we have listed your comments for ease of reference and our responses to those comments. The numbers of the paragraphs below correspond to the numbers of the comments contained in the Commission’s letter:

Form 10-K for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies

Deferral of Service Revenue and Cost of Service Revenue — Molina Medicaid Solutions

Segment, page 59

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 6, 2012

Comment:

1.	Please refer to your response to comment two. You state in your proposed disclosure on page 13 “As DDI is not treated as a separate unit of accounting, we record the revenue of our Molina Medicaid Solutions contracts, excluding any impact of contingency features, over the period that the BPO, hosting, and support and maintenance services are performed (the last elements of these contracts).” Please clarify to us and in your proposed disclosure why revenue is not recognized over the period that all services are performed, including the DDI services.

Response:

We note the Staff’s comment.

Determining the appropriate revenue recognition model in situations in which multiple deliverables are treated as a combined unit of accounting requires the use of professional judgment and is dependent on the relevant facts and circumstances. When the deliverables in an arrangement are services that cannot be separated into different units of accounting, the two commonly accepted approaches for recognizing revenue include 1) over the period beginning with the commencement of the last service delivered, or 2) over the period of the entire arrangement using a proportional performance model of revenue recognition. However, it is generally only considered to be appropriate to use a proportional performance model when a pattern of performance for the combined deliverable can be determined.

We have chosen to record the revenue associated with our MMS arrangements over the period beginning with the commencement of the last services (BPO, hosting, and support and maintenance services) for the following reasons:

•

We cannot determine a pattern of performance for the combined deliverable. More specifically, the pattern of performance of services during DDI cannot be determined. The unique demands of every state customer make it very difficult to gauge progress towards completion of DDI services. The ability to determine the pattern of performance is a requirement to use the proportional performance model of revenue recognition, which would be necessary if we were to recognize revenue over the life of the entire arrangement.

•

When not using the proportional performance method, we believe there is a presumption that the revenue for the combined unit of accounting should be based on the revenue recognition model applicable to the final deliverable within the combined unit of accounting.

Additionally, given the fact that DDI services require customer acceptance at the end of the service period, the recognition of revenue during the DDI service period (i.e., prior to

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 6, 2012

the completion of the design, development and implementation services necessary to obtain customer acceptance) would not be permitted regardless of the revenue recognition model we utilize.

In order to better describe the rationale for our elected revenue recognition model with respect to our MMS arrangement, we will modify the proposed disclosure provided in our previous response to the Staff in the manner presented below (marked for changes). As noted in our previous response, the arrangements in question are being accounted for in accordance with ASC 605-25 prior to the effects of ASU 2009-13. The proposed disclosure provided in our response to your letter dated November 17, 2011 and the proposed disclosure presented below is based upon the disclosure initially provided in our Form 10-K for the fiscal year ended December 31, 2010. We adopted the provisions of ASU 2009-13 prospectively as of January 1, 2011. Therefore, additional disclosure with respect to multiple-deliverable revenue arrangements entered into or materially modified after January 1, 2011 will be provided in our Form 10-K for the annual period ending December 31, 2011.

Service Revenue and Cost of Service Revenue — Molina Medicaid Solutions Segment

The payments received by our Molina Medicaid Solutions segment under its state contracts are based on the performance of multiple services. The first of these is the design, development and implementation, or DDI, of a Medicaid Management Information System, or MMIS. An additional service, following completion of DDI, is the operation of the MMIS under a business process outsourcing, or BPO arrangement. While providing BPO services (which include claims payment and eligibility processing) we also provide the state with other services including both hosting and support and maintenance. We have evaluated our Molina Medicaid Solutions contracts to determine if such arrangements include a software element. Based on this evaluation, we have concluded that these arrangements do not include a software element. As such, we have concluded that our Molina Medicaid Solutions contracts are multiple-element service arrangements under the scope of ASC 605-25 and SAB Topic 13.

We have concluded that the various service elements in our Molina Medicaid Solutions contracts represent a single unit of accounting due to the fact that DDI, which is the only service performed in advance of the other services (all other services are performed over an identical period), does not have standalone value because our DDI services are not sold separately by any vendor and the customer could not resell our DDI services. Further, we have no ~~vendor specific~~ objective and reliable evidence~~, or VSOE,~~ of fair value for any of the individual elements in these contracts, and at no point in the contract will we have objective and reliable evidence of fair value~~VSOE~~ for the undelivered elements in the contracts. For contracts entered into prior to January 1, 2011, objective and reliable evidence of fair value ~~VSOE for the undelivered elements~~ would be required, in addition to DDI standalone value which we do not have, in order to treat DDI as a separate unit of accounting. We lack objective and reliable evidence~~VSOE~~ of the fair value of the individual elements of our Molina Medicaid Solutions contracts for the following reasons:

•

Each contract calls for the provision of its own specific set of services. While all contracts support the system of record for state MMIS, the actual services we provide vary significantly between contracts; and

•	The nature of the MMIS installed varies significantly between our older contracts (proprietary mainframe systems) and our new contracts (commercial off-the-shelf technology solutions).

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 6, 2012

Because we have determined~~As DDI is not treated as a separate unit of accounting, we record~~ the services provided under~~revenue of~~ our Molina Medicaid Solutions contracts represent a single unit of accounting, we recognize revenue associated with such contracts~~, excluding any impact of contingency features,~~ over the period commencing with~~that~~ the last services delivered (BPO, hosting, and support and maintenance services).~~are performed (the last elements of these contracts).~~

Provisions specific to each contract may, however, lead us to modify this general principle. In those circumstances, the right of the state to refuse acceptance of services, as well as the related obligation to compensate us, may require us to delay recognition of all or part of our revenue until that contingency (the right of the state to refuse acceptance) has been removed. In those circumstances we defer recognition of any contingent revenue ~~at risk~~ (whether DDI, BPO services, hosting, and support and maintenance services) until the contingency has been removed. These types of contingency features are present in our Maine and Idaho contracts. We began to recognize revenue associated with our Maine contract upon state acceptance in September 2010. In Idaho, we will begin recognition of revenue upon state acceptance.

Costs associated with our Molina Medicaid Solutions contracts include software related costs and other costs. With respect to software related costs, we apply the guidance for internal-use software and capitalize external direct costs of materials and services consumed in developing or obtaining the software, and payroll and payroll-related costs associated with~~for~~ employees who are directly associated with and who devote time to the computer software project. With respect to all other direct costs, such costs are expensed as incurred, unless corresponding revenue is being deferred. If revenue is being deferred, direct costs relating to delivered service elements are deferred as well and are recognized on a straight-line basis over the period of revenue recognition. Such direct costs can include:

•	Transaction processing costs

•	Employee costs incurred in performing transaction services

•	Vendor costs incurred in performing transaction services

•	Costs incurred in performing required monitoring of and reporting on contract performance

•	Costs incurred in maintaining and processing member and provider eligibility

•	Costs incurred in communicating with members and providers.

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 6, 2012

The recoverability of deferred contract costs associated with a particular contract is analyzed on a periodic basis using the undiscounted estimated cash flows of the whole contract over its remaining contract term. If such undiscounted cash flows are insufficient to recover the long-lived assets and deferred contract costs, the deferred contract costs are written down by the amount of the cash flow deficiency. If a cash flow deficiency remains after reducing the balance of the deferred contract costs to zero, any remaining long-lived assets are evaluated for impairment. Any such impairment recognized would equal the amount by which the carrying value of the long-lived assets exceeds the fair value of those assets.

Comment:

2.	Please refer to your response to comments two and three. Your proposed disclosure on page 13 states that you provide design, development and implementation, or DDI, services. You also state that following completion of DDI, you provide business process outsourcing services (BPO). While providing BPO services (which include claims payment and eligibility processing) you also provide other services including both hosting and support and maintenance. Your response states that you are accounting for all your revenue under the hosting revenue recognition guidance which would include your DDI, BPO, and support and maintenance services. Please clarify to us and in the filing why all the services are accounted for under the hosting service arrangement. Based on your proposed disclosure it appears that the hosting services are an additional service and not the primary service being provided. Please also address this issue relating to your costs that are being accounted for under the hosting services literature.

Response:

We note the Staff’s comment.

We appreciate that there may have been a lack of clarity in our previous response. Comment two in your letter dated November 17, 2011 specifically asked us to address the relevance of ASC 985-605 to our revenue recognition policies. Our response to your comment two focused on the hosting services in our Molina Medicaid Solutions arrangements to demonstrate that we considered the guidance in ASC 985-605 and concluded that our Molina Medicaid Solutions arrangements do not include a software element, and are thus not within the scope of ASC 985-605. As such, we stated the following in our previous response:

“As our Molina Medicaid Solutions contracts are not within the scope of ASC 985-605, we have concluded that the multiple service elements in such arrangements are subject to the guidance in ASC 605-25, Revenue Recognition – Multiple Element Arrangements and SAB Topic 13.”

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 6, 2012

The multiple service elements referred to in the quotation above include all elements of our Molina Medicaid Solutions contracts, including hosting services. As previously noted, we are applying the literature in ASC 605-25 and SAB Topic 13 to account for all of these elements. Additionally, the BPO services, hosting, and support and maintenance services all have the same period of performance (during the hosting period). As a result, the attribution period for each of those services is the hosting period, so we are recognizing the revenue over that period.

With respect to your request in the comment above to “address this issue relating to your costs that are being accounted for under the hosting services literature,” we refer you to our response to comment three below.

Comment:

3.	Please refer to your response to comment two and three. You state on page 12 of your response “With respect to the other costs in these arrangements that are not software related, such costs are expensed unless revenue is being deferred (applicable currently to our Idaho and Maine contracts, where certain revenue has been deferred because of customer acceptance features which make certain revenue contingent). If revenue is being deferred we defer direct costs relating to delivered service elements.” The guidance you have cited to support your capitalization of contract costs for arrangements not software related is ASC 310-20-25, ASC 605-20-25, and Staff Accounting Bulletin Topic 13. In ASC 310-20-25-2, 605-20-25-4, and SAB 13A3f, question 3, it appears the costs being deferred are the initial acquisition or origination costs of a customer contract in a transaction that results in the deferral of revenue, not on-going costs such as the ones you appear to be capitalizing. Please provide further support for capitalizing the costs relating to your arrangements that are not software related.

Response:

We note the Staff’s comment.

As noted in our previous response, there is no authoritative literature which specifically addresses how to account for direct service costs related to a delivered item that cannot be accounted for separately in a multiple element arrangement. As such, we have analogized such costs to ASC 310-20-25 and recognize that the direct service costs in our Molina Medicaid Solutions arrangements are not identical to the costs noted in ASC 310-20-25.

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 6, 2012

However, in developing our accounting policy for costs associated with our Molina Medicaid Solutions contracts, we considered other relevant information, such as SEC Staff speeches and publications from accounting firms.

In a December 11, 2003 speech at the Thirty-First AICPA National Conference on Current SEC Developments, Mr. Russell Hodge of the Commission addressed the issue of how to account for direct costs incurred in a revenue arrangement in which little or no revenue is allocated to a delivered item. Note that, while the focus of the speech was situations in which little or no revenue was recognized on the delivered item as a result of the application of the contingent revenue provision in the multiple-element arrangements guidance, we believe these concepts remain relevant when little or no revenue is recognized on a delivered item for other reasons as well.

Mr. Hodge stated (underlining added):

When the application of 00-21 results in a loss on a delivered item solely as a result of the application of the contingent revenue provision, the SEC staff has been asked to consider various “solutions” to relieve the perceived anomalous results. For example, we have been asked whether a registrant can elect not to separate deliverables even though the separation criteria have been met. However, the SEC staff would object to that approach since separation was not intended to be an election under Issue 00-21. In addition, if the separation criteria have been met, we believe it is clear that the revenue allocated to a deliverable should be recognized once all other revenue recognition criteria have been met for that deliverable.

* * *

Cost of Revenue Transactions

The obvious question that follows is how to account for the direct cost incurred in a revenue arrangement in which little or no revenue is allocated to a delivered item. The cost accounting question is certainly not a new one. Even without 00-21, there are a number of reasons that costs can be incurred prior to the related revenue being recognized. For example, there are costs incurred to solicit a customer, negotiate a contract or to perform set-up activities in a service contract.

It is fair to say that Issue 00-21 is expected to increase the frequency of the cost related questions, in large part as a result of the contingent revenue provision. In analyzing the issue, it is important to note that, when applicable, the contingent revenue limitation usually does not result in the recognition of deferred revenue. That is, deferred revenue should not be recognized for the difference between the cash received or amounts billed and the relative fair value of the delivered item. The contingent revenue is merely allocated to future deliverables. The significance of that distinction is that, historically, the SEC staff has objected to costs being capitalized in excess of deferred revenues, except in limited situations where, at a minimum, an enforceable contractual arrangement exists.

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 6, 2012

Unfortunately, the existing literature in this area is very narrow in scope and does not address the majority of situations where the cost capitalization questions surface. While there are several analogies used in practice to account for set-up type costs, including Statement 91 and Technical Bulletin 90-1, there are very few analogies that are appropriate for fulfillment costs. As a result, in analyzing the issue with respect to fulfillment costs, the SEC staff believes that the focus should be on whether assets are generated and should be recognized in connection with the revenue arrangement.

With that end in mind, I thought it might be helpful to provide some examples of how at least some have thought about the circumstances in which the incurrence of costs in a revenue arrangement may result in the recognition of an asset.

•

For example, product sales could be in-substance consignment sales. For instance, if a vendor does not have the right to bill for a product that has been delivered, it raises a question as to whether the risks and rewards of ownership have been transferred to the customer. If a consignment sale has occurred, ARB 43 would continue to apply and would require capitalization of the costs as consigned inventory.

•

Also, the costs incurred might appropriately be capitalized as contractually guaranteed reimbursable costs. EITF 99-5 addresses the accounting for pre-production costs related to certain long-term supply arrangements and provides a model for capitalization of costs that would otherwise be expensed when a contractual guarantee for reimbursement exists.

•

Lastly, but perhaps most significantly, to the extent a loss is incurred on items that have been delivered, the loss might be considered an investment in the remainder of the contract if the revenue allocated to the remaining deliverables is an amount greater than the fair value of such deliverables.

In summary, there may be circumstances where it is appropriate to recognize an asset in connection with a multiple deliverable arrangement with contingent revenues. However, we believe that those circumstances are limited to situations where a loss has been incurred on the delivered item. For example, deferral of costs to produce normal margins for a delivered item or unit of accounting would be inappropriate.

In a recent fact pattern that we were asked to consider, we did not object to the recognition of an asset that was considered an investment in an existing contract. The asset recognized was equal to the loss incurred on the delivery of the first item in the arrangement. The remaining services to be provided under the contract were at above-market terms as a result of the revenue otherwise allocable to the first deliverable being allocated to the remaining deliverables due to the contingent payment terms. The asset would be tested for future impairment based on the cash flows expected to be generated through the performance of the remaining services under the contract.

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 6, 2012

It is important to note that, while we believe there are situations, such as the one I just discussed, in which recognition of an asset is appropriate, we do not believe that it would be appropriate in all circumstances. Unfortunately, the conclusion that the recognition of an asset may be appropriate in certain circumstances only raises more questions than answers.

For example:

•	What is the nature of the costs that should be considered in calculating the loss on a delivered item?

•	How and over what periods should the asset be amortized?

•	If the asset is recognized, what should be considered in evaluating future impairment?

•	Should losses be recognized upon the execution of a contract for items expected to be delivered at a loss even though the overall arrangement is expected to be profitable?

•	Should losses on contracts during the execution of the arrangements be evaluated at the unit of accounting level or be based on the profitability of the overall contract?

Interestingly, the EITF made a conscious decision not to address the cost issue in the consensus because the issue was considered too broad. As a result, registrants are on their own to a great extent in determining how to answer these questions. The SEC staff recognizes the position that registrants are in and we will do what we can to help. Unfortunately, for the same reasons that the EITF decided not to address the issue in the consensus, we do not have a “one size fits all” model. By the way, for those of you who have developed a workable model and would like to share it with the staff, by all means, please do. As you might expect, our assessments of the recent 00-21 cost deferral issues have, out of necessity, been very dependent upon the specific facts and circumstances and that will continue to be the case. So if you have questions or concerns about your cost deferral policy, please do not hesitate to discuss them with the SEC staff.

We note that the views expressed by Mr. Hodge in the speech quoted above are also supported in publications by KPMG, Grant Thornton, and Ernst & Young from which we have attached relevant extracts in Appendix A to this letter.

In addition to addressing situations where there are contingency features on revenue (which we have in our MMS arrangements through customer acceptance features on DDI), the Ernst & Young publication also addresses accounting for costs associated with a delivered item not accounted for separately (which we also have in our MMS arrangement as DDI is not accounted for separately from the other services in the arrangement yet is delivered in advance of the other services in the arrangement) which provides comparable guidance to that with regard to contingency features. We have attached the relevant extract from this publication in Appendix B to this letter.

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 6, 2012

Based on the guidance provided in CON 6, our analogy to ASC 310-20, and the SEC Staff speech and accounting firm publications quoted above, we have concluded that our direct service costs related to our Molina Medicaid Solutions contracts incurred while revenue is being deferred on such arrangements meet the definition of an asset because the transaction giving rise to the asset has occurred (the delivery of the service to the customer), and there is probable future economic benefit that can be obtained by us (the recognition of the deferred revenue associated with the delivered services and/or future cash flows on delivery of the undelivered services), as further detailed in our response to your letter dated November 17, 2011. Further, as noted in the proposed disclosure included in our response to your letter dated November 17, 2011 and in line with the SEC Staff speech and accounting firm publications quoted above, we assess the recoverability of deferred contract costs associated with a particular contract on a periodic basis using the undiscounted estimated cash flows of the whole contract over its remaining contract term. If such undiscounted cash flows are insufficient to recover the long-lived assets and deferred contract costs, the deferred contract costs are written down by the amount of the cash flow deficiency. If a cash flow deficiency remains after reducing the balance of the deferred contract costs to zero, any remaining long-lived assets are evaluated for impairment. Any such impairment recognized would equal the amount by which the carrying value of the long-lived assets exceeds the fair value of those assets.

Acknowledgement:

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration. If we may be of any assistance in answering questions which may arise in connection with this letter, please call the undersigned at (562) 435 3666, ext. 111566, or Jeff D. Barlow, the Company’s General Counsel, at (916) 646 9193, ext. 114663.

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 6, 2012

Respectfully submitted,

/s/ Joseph W. White
Joseph W. White
Chief Accounting Officer

cc:	James Peklenk, SEC Staff Accountant
Mary Mast, SEC Senior Accountant
Charles Z. Fedak, Audit Committee Chairman
J. Mario Molina, Chief Executive Officer
John C. Molina, Chief Financial Officer
Jeff D. Barlow, General Counsel
Margo Wright, Vice President Reporting and Audit
Burt Park, Associate General Counsel

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 6, 2012

Appendix A

The following is an excerpt from KPMG’s publication titled Accounting for Revenue Arrangements with Multiple Deliverables published in November 2010:

Question 4.14. May a vendor defer costs related to a delivered item if the recognition of those costs would result in a loss on that unit of accounting due to the existence of a contingent revenue provision?

Answer 4.14. The SEC staff addressed this question at the 2003 AICPA National Conference on Current SEC Developments. The comments focused on how to account for the direct costs incurred in a revenue arrangement in which little or no revenue is allocated to a delivered item as a result of the application of contingent revenue provisions. The existence of a contingent revenue provision could result in reporting a negative margin for a delivered item. If a delivered item meets the criteria for separation but a contingent revenue provision in the contract results in little or no revenue being allocated to that delivered item, a loss could result for that item on delivery and then significant profits could be recognized when other elements are delivered in later periods. We believe that it is acceptable to defer the direct and incremental costs associated with a delivered item, limited to the loss incurred on the delivered item, if the vendor has an enforceable contract for the remaining deliverables that is expected to generate positive margins and applying the contingent revenue provisions would otherwise cause the vendor to recognize a loss on the delivered item. However, if the application of the contingent revenue provisions will result in the vendor recognizing a positive profit margin or at least breaking even on the delivered item, then we believe it would be inappropriate to defer the costs related to the delivered item.

The following is an excerpt from Grant Thornton’s publication from 2010 titled Revenue Recognition – A guide to navigating through the maze:

Fulfillment Costs

In some revenue arrangements, a vendor incurs costs to fulfill its obligations under the terms of the arrangement, but recognizes little or no revenue when the costs are incurred. This situation could occur if the fee allocated to the delivered item is contingent on delivering additional elements or on satisfying other specified performance conditions. According to ASC 605-25, Multiple-Element Arrangements, the contingent amount should be excluded from the amount allocated to a delivered item. As a result, a loss would be incurred under certain arrangements if the costs related to the delivered item cannot be capitalized.

Unfortunately, there is little guidance on the appropriate accounting for those costs other than an SEC staff speech delivered at the 2003 AICPA National Conference on Current SEC Developments. The SEC staff said that an asset should be recognized in connection

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 6, 2012

with a multiple-element arrangement with contingent revenues only if an asset is generated and a loss is incurred on the delivered item. In this scenario, the loss may be considered an investment in the remainder of the contract if the amount allocated to the remaining elements is greater than the aggregate fair value of those undelivered items.

However, the staff stated that it is inappropriate for an entity to defer costs to produce a normal profit margin on a delivered item. An entity must evaluate the facts and circumstances of a specific arrangement to determine whether or not it is appropriate to recognize an asset for costs incurred that are related to a delivered element.

……….

Entities should apply the guidance in the FASB Conceptual Framework to determine whether the costs incurred related to a delivered item represent an asset to be capitalized. FASB Statement of Financial Accounting Concepts (CON) 6, Elements of Financial Statements, defines assets as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” According to CON 6, an asset has the following three essential characteristics:

•	It embodies a probable future benefit that involves a capacity to directly or indirectly contribute to future net cash flows.

•	An entity can obtain the benefit and control access to it.

•	The transaction giving rise to the entity’s right to or control of the benefit has occurred.

Costs incurred in delivering an item for which an entity defers nonrefundable revenue generally meet the definition of an asset because (1) there is a probable future benefit the entity can receive (the recognition of the deferred revenue) and (2) the transaction giving rise to the entity’s right to the benefit has occurred (the item has been delivered to the customer). Deferred revenue should generally not be recorded for contingent revenue; rather, the contingent revenue should be allocated to future elements.

The following is an excerpt from Ernst & Young’s Financial Reporting Developments publication titled Revenue Recognition – Multiple Element Arrangements of June 2011:

As discussed in Chapter 4.5, in certain transactions, the vendor is limited to the amount of arrangement consideration it may allocate to a delivered item due to the arrangement containing contingent revenue feature(s). In such situations, the costs associated with the delivered item may exceed the amount of allocable arrangement consideration. Generally, costs should not be capitalized if the arrangement consideration allocated to a delivered item that can be accounted for separately from the undelivered items is less than the associated costs (i.e., when the vendor will recognize a loss upon delivery), even if the amount of arrangement consideration allocated to the delivered item is less than its selling price.

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 6, 2012

However, in certain arrangements, contingent revenue features may limit, potentially to zero, the amount of arrangement consideration that may be allocated to the delivered item based on the provisions of ASC 605-25-30-5 (see Chapter 4.5.1). In such situations, recognizing the costs associated with the delivered item may result in the recognition of a loss on delivery and higher profits as the other items included in the arrangement are delivered in future periods.

In such cases, we believe the vendor may elect to defer the direct and incremental costs associated with the delivered item that are in excess of the allocated arrangement consideration if assets are generated. For example, the costs in excess of the allocated transaction price might appropriately be capitalized as contractually guaranteed reimbursable costs. Alternatively, the loss might be considered an investment in the remainder of the contract if the loss is recoverable from the revenue allocated to the remaining deliverables. We believe that recoverability should be assessed by comparing the potential asset to the deferred revenue in excess of the transaction price allocated to the remaining deliverables, as illustrated in the example below. For example, if all deliverables in the transaction were profitable before applying the contingent revenue provisions of ASC 605-25, the asset would be recoverable.

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 6, 2012

Appendix B

The following is an excerpt from Ernst & Young’s Financial Reporting Developments publication titled Revenue Recognition – Multiple Element Arrangements of June 2011 (emphasis added):

In certain transactions, a vendor has delivered a product or service, but is unable to recognize revenue on delivery because the delivered item cannot be separated from the undelivered items included in the arrangement. In those situations, questions frequently arise on whether the costs associated with the delivered item be capitalized.

The accounting for certain costs associated with a revenue transaction is established in authoritative accounting literature. Examples of such costs include the manufacture or purchase of inventory held for resale (which are generally classified as inventory until the revenue recognition criteria are met) or the depreciation for a capital asset expenditure that will benefit a specific customer. Other costs of revenue transactions for which there is explicit existing accounting guidance include:

Codification Reference	Type of cost
ASC 310-10
ASC 310-20	Lending activity related costs
ASC 330	Inventory costs
ASC 340-10-25	Pre-production costs for long-term supply arrangements
ASC 350	Intangible assets
ASC 350-40	Internal-use software development costs
ASC 350-50	Web site development costs
ASC 720-15	Start-up costs
ASC 720-35	Advertising costs
ASC 840	Lease inducement costs
ASC 926	Film costs
ASC 944	Insurance acquisition costs
ASC 970	Real estate project costs
ASC 985-20	External-use software development costs

When costs associated with a delivered item are within the scope of any of the guidance listed above, they should be accounted for in accordance with the provisions of the applicable guidance. Despite the list above, there are many other costs of revenue transactions that are not specifically addressed in existing accounting literature.

The multiple-element arrangements guidance does not address how to account for costs associated with a delivered item that cannot be separated from the undelivered items included in the arrangement. Accordingly, the accounting for such costs must be based on the conceptual framework and analogies to the limited guidance that does

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 6, 2012

exist. Based on this guidance, we believe that although costs associated with a delivered item may almost always be expensed as incurred, these costs may be capitalized if 1) they create an asset or add to the value of an existing asset, 2) accounting for these costs is not specifically addressed by other authoritative literature, and the vendor has adopted and consistently applies a policy of deferring such costs in a transaction that results in the deferral of revenue, 3) the vendor has an enforceable contract for the remaining deliverables, and 4) delivery of the remaining items included in the arrangement is expected to generate positive margins allowing realization of the capitalized costs (see FAQ 4-4).

Costs should not be capitalized to normalize margins. Additionally, costs should not be capitalized because the amount of arrangement consideration allocated to a delivered item that can be accounted for separately from the undelivered items included in the arrangement is less than the associated costs. Furthermore, costs should not be capitalized even if the amount of arrangement consideration allocated to the delivered item is less than its fair value (unless the amount of arrangement consideration applicable to the delivered item is limited by the contingent revenue provisions of the multiple-element arrangements guidance as discussed in Chapter III, Measurement and Allocation of Arrangement Consideration — see FAQ 4-2).

The conceptual framework is clear that costs should not be capitalized if they do not create an asset or add to the value of an existing asset. CON 6 defines an asset as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” CON 6 further states that “(a)n asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.” Generally, costs relating to a delivered item for which revenue has been deferred will meet the definition of an asset because the transaction giving rise to the asset has occurred (the delivery of the item to the customer), and there is probable future economic benefit that can be obtained by the vendor (the recognition of the deferred revenue associated with the delivered item and/or future cash flows on delivery of the undelivered items).

In practice, the identification of such costs has been based on an analogy to either ASC 310-20, Receivables — Nonrefundable Fees and Other Costs, which addresses the deferral of loan origination costs, or ASC 605-20-25-1 through 25-6, which addresses the deferral of costs related to the sale of separately priced extended warranty and product maintenance contracts.

SAB Topic 13 recognizes the analogies to ASC 310-20 and ASC 605-20-25-1 through 25-6 when accounting for direct costs incurred prior to the recognition of revenue, stating “(t)he staff believes that the incremental direct costs (Statement 91 provides an

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 6, 2012

analogous definition) incurred related to the acquisition or origination of a customer contract in a transaction that results in the deferral of revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91. The staff believes the accounting policy chosen for these costs should be disclosed and applied consistently” (Topic 13(A)(3)(f), Question 3). SAB Topic 13 clarifies the capitalization of costs incurred prior to a company having the ability to recognize revenue for that specific transaction is not required—such costs may almost always be expensed as incurred.

The underlying principle of the guidance for deferral of loan origination costs and for separately priced extended warranty and product maintenance contracts is that there are certain costs of a revenue transaction that are so integral to the revenue generating activities that recognition of the costs in a period other than the same one in which the revenue is recognized is inappropriate. However, a policy election to apply by analogy the guidance for the deferral of loan origination costs may result in a different amount of capitalized costs than a policy election to apply by analogy the guidance for separately priced extended warranty and product maintenance contracts. The accounting policy selected should be applied consistently and disclosed in the financial statements.

ASC 310-20

ASC 310-20 provides guidance for fees incurred to solicit and originate new loans. This guidance states that direct loan costs may be capitalized and ultimately recognized over the period over which the revenues (i.e., interest income) will be recognized on the loan. As defined in ASC 310-20-20, “direct loan origination costs of a completed loan shall include only (a) incremental direct costs of loan origination incurred in transactions with independent third parties for that loan and (b) certain costs directly related to specified activities performed by the lender for that loan. Those activities are: evaluating the prospective borrower’s financial condition; evaluating and recording guarantees, collateral, and other security arrangements; negotiating loan terms; preparing and processing loan documents; and closing the transaction. The costs directly related to those activities shall include only that portion of the employees’ total compensation and payroll-related fringe benefits directly related to time spent performing those activities for that loan and other costs related to those activities that would not have been incurred but for that loan.”

Based on this guidance, incremental direct costs paid to a third party and the internal costs of employees directly related to the delivery of an item that cannot be accounted for separately from the undelivered items included in the arrangement may be capitalized by vendors electing a policy analogizing to ASC 310-20. Incremental direct costs paid to third parties associated with the above activities are capitalized in full.

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 6, 2012

With respect to compensation paid to employees, only a percentage of the employees’ total compensation, including salaries, benefits, commissions and bonuses, is capitalized. That percentage is calculated as the time spent directly on the successful origination of an arrangement or the delivery of an inseparable good or service divided by total time worked. That percentage is then multiplied by the employees’ total compensation.”